THE BOSTON BEER COMPANY, INC.
75 ARLINGTON STREET
BOSTON, MA 02116

April 28, 2006

Mr. George F. Ohsiek, Jr.
Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Boston Beer Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 1-14092

Dear Mr. Ohsiek:

We are submitting this letter in response to your Comment Letter dated April 13, 2006 addressed to Martin F. Roper, President and Chief Executive Officer of The Boston Beer Company, Inc. (the "Company"), relating to the above-referenced filing. For your convenience, we have reproduced each of the Staff's comments in bold text below, and responses to such comments are set forth in plain text immediately beneath each comment. In addition, we are providing to you via facsimile certain supplemental materials requested by the Staff.

Form 10-K for Fiscal Year ended December 31, 2005

Notes to Consolidated Financial Statements, page 38

B. Summary of Significant Accounting Policies, page 38

Advertising and Sales Promotions, page 40

1. It appears that you receive reimbursements from your customers for advertising and promotional activities. To the extent material please discuss in your MD&A the impact these reimbursements had on your advertising, promotional and selling expense line item in your financial statements. Your current discussion is silent in this regard. You should provide a context for the reader to understand the impact of such reimbursements and whether or not management would continue to incur the same level of advertising expenditures if your customers discontinued their reimbursements of advertising and promotional expenses.

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Response:

The Company will revise its presentation in future filings as requested. The Company intends to include the following disclosure in its Form 10-Q for Fiscal Quarter Ended April 1, 2006:

The Company conducts certain advertising and promotional activities in the wholesalers' markets, and the wholesalers make contributions to the Company for such efforts. These amounts are included in the Company's statement of operations as reductions to advertising, promotional and selling expenses. Historically, contributions from wholesalers for advertising and promotional activities have amounted to between 2% and 4% of net sales. The Company may adjust its promotional efforts in the wholesalers' markets if changes occur in these promotional contribution arrangements, depending on the industry and market conditions.

Segment Reporting, page 43

2. We read your response to comment 1 in our letter dated March 7, 2006. Please tell us in detail what your SABC operations represent. In this regard, we note you have a SABC Operations Summary on page 34 and a SABC P&L on page 35 of your December 2004 Management Book. In your response, tell us the purpose of these reports and how these reports are used by management to analyze your business. It appears to us that these operations may represent your internal brewing operations. Please explain why the margins generated by SABC are lower than margins generated by your other revenue generating activities.

Response:

SABC operations are the operations of the Company-owned brewery in Cincinnati, Ohio that produces approximately two-thirds of the Company's products and an immaterial amount of contract volume for third parties. The balance of the Company's products are produced pursuant to contract arrangements with third party breweries. The SABC Operations Summary on page 34 and the SABC P&L on page 35 of the December 2004 Management Book are performance reports used by management in order to monitor and manage the production facility. Over 95% of SABC business is the Company's internal brewing operation, and the margins of SABC represent only the margin on the production effort. Therefore, since the margins generated by SABC are a component of the Company's overall margins, those SABC margins would not be comparable to the Company's overall margins.

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Exhibit 23.1 and 23.2 - Consents of Independent Registered Public Accounting Firms

3. Please provide us with original signed consents and ensure that you revise future consents to include the signature of your accounting firm.

Response:

The Company will include the signature of its accounting firm on consents in future filings. Included with this letter are copies of the consents revised to include signature lines. We will send a copy of this letter and each originally signed consent, which we received prior to our filing, via facsimile in addition to filing this letter on EDGAR.

Please contact the undersigned should you have any further questions or comments regarding these matters.

Sincerely,

William F. Urich
Chief Financial Officer
Tel: 617-368-5000
Fax: 617-368-5554

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Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No.333-12221, pertaining to THE BOSTON BEER COMPANY, INC. 1996 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS; Registration Statement No.333-68531, pertaining to THE BOSTON BEER COMPANY, INC. EMPLOYEE EQUITY INCENTIVE PLAN; Registration Statement No. 333-85110, pertaining to THE BOSTON BEER COMPANY, INC. 1996 STOCK OPTION PLAN NON-EMPLOYEE DIRECTORS; Registration Statement No. 333-85112, pertaining to THE BOSTON BEER COMPANY, INC. EMPLOYEE EQUITY PLAN; and Registration Statement No. 333-121057, pertaining to The Boston Beer Company, Inc. 1996 Stock Option Plan for Non-Employee Directors, of The Boston Beer Company, Inc. (the Company) of our report dated February 27, 2006, with respect to the consolidated financial statements of The Boston Beer Company, Inc., The Boston Beer Company, Inc.'s management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Boston Beer Company, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
March 10, 2006

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Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-12221, 333-68531, 333-85110, 333-85112 and 333-121057 on Form S-8 of our report dated March 11, 2005, appearing in this Annual Report on Form 10-K of The Boston Beer Company, Inc. for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 15, 2006

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